Exhibit 99.25

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated February 24, 2016 relating to the consolidated financial statements of First Majestic Silver Corp. and its subsidiaries ("First Majestic") and the effectiveness of First Majestic's internal control over financial reporting appearing in this Annual Report on Form 40-F of First Majestic for the year ended December 31, 2015.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2016